September 6, 2006

Kevin Rich
Chief Executive Officer
c/o DB Commodity Services LCC
60 Wall Street
New York, NY 10005

Re: PowerShares DB US Dollar Index Trust
**   DB US Dollar Master Trust**
**   Registration Statement on Form S-1 filed August 11, 2006**
**   Registration No. 333-136574**

Dear Mr. Rich:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   Please tell us why the Bullish Fund and the Bearish Fund should not be viewed as separate registrants. We note that shares of each fund will trade separately, that the shares will be offered separately, and that offering proceeds from each fund will be separately invested. We also note that you intend to provide separate financial information for each fund.

2.   We note that you are proposing to sell both units of beneficial interest in the "Bullish Fund" and the "Bearish Fund." Please revise the "Calculation of Registration Fee" table

on the facing page to separately reflect both of these classes of securities and register a specific amount of each that you intend to sell in the proposed offering. In addition, please revise the Plan of Distribution section and all other relevant locations to indicate the number of shares being registered in each class.

3.   Please provide us with any pictures, graphics or artwork that you intend to use in the prospectus.

Prospectus Cover Page

4.   Please limit the cover page to the information that is required by Item 501 of Regulation S-K and other information that is key to an investment decision. Currently, your cover page contains detailed information about the Master Funds' investment strategy that is more appropriate for the summary or the body of the prospectus. In addition, information about the managing owner, the index sponsor, and the ownership of various service marks does not appear to be appropriate for the cover page. Please revise to substantially reduce the amount of information on the cover page.

Summary

Purchases and Sales in the Secondary Market, on the Amex, page 1

5.   We note that shares are expected to be sold to the public at prices that are expected to reflect a number of factors, such as the Amex trading price and the supply and demand for shares. Please revise to clarify who will actually determine the prices in these sales, or whether the prices will be negotiated between the buyer and the Authorized Participant.

Investment Objectives and the Index, page 4

6.   Please briefly describe the terms "block order execution rule" and "average price orders" and how these characteristics may improve liquidity and best execution.

7.   We refer to your statement on page 5 that the Index Base Weights, aside from adjustments necessary to include the Euro, have been fixed since inception. Please clarify whether this statement refers to the components of the Index (i.e. – the specific currencies) or whether it refers to the base weight percentages listed in the table on page 5. To the extent the percentages may be adjusted over time, please disclose how often the Index is re-balanced.

Shares Should Track Closely the Value of the Index, page 6

8.   Please confirm that you will not disclose daily NAV to any market participants, including Authorized Participants, prior to publishing it publicly.

Limitation of Liabilities, page 8

9.   Please advise us as to whether your counsel will opine that the debts, liabilities, obligations, claims and expenses of each fund will be enforceable against the assets of that fund only. Also, please tell us whether you intend to file the liability opinion as an exhibit to the registration statement. Finally, please revise the disclosure to identify counsel and file counsel's consent as an exhibit.

Risk Factors

Value of USDX may vary from other calculations due to different data…, page 26

10.   Please expand this risk factor to identify the other data sources that may differ from the sources used by USDX in determining the value of the index. In addition, please clarify why these other sources may materially differ from the sources used by USDX.

Investment Objectives, page 32

11.   Please disclose the significance of the date December 31, 1986 and why it is considered to be the "Base Date" for purposes of presenting historical performance data of the index. We note, for example, that the index has been calculated since March 1973.

Historical Closing Levels, page 34

12.   Please advise us as to why you believe it is appropriate to include hypothetical performance data in Part One of the prospectus. This comment refers to all of the tables found on pages 35-48 of the prospectus.

13.   Please tell us why you did not include the fees to be paid in connection with the offered fund when calculating the "total return." We note that the total return includes the interest income that would have been paid to the funds but appears to exclude the applicable fees that would have been payable.

14.   Please revise the tables to include introductory explanatory paragraphs that describe the content and purpose of each table. For example, there is no description of what "correlation" is and the inherent benefits/limitations of non-correlation. Also, please explain why you have chosen to compare the hypothetical returns of the funds with the S&P 500, JP Morgan U.S. Treasury, the DBCLI and the NAR Home Sales indices.

15.   We refer to the correlation tables on pages 37 and 43. Please clarify why you have designated December 31, 1988 and January 31, 1989 as the starting dates for the tables. We further note that the excess return for the long index declined by nearly 20 percent in 1987 and the excess return for the short index increased by over 23 percent in 1987. It appears that excluding this data from your tables may materially affect the volatility figures shown. Please tell us why excluding this data is appropriate.

Description of DX Contracts, page 51

16.   Please clarify why the price of DX Contracts are influenced by short-term interest rates.

17.   Please briefly describe the "other foreign exchange rate products" with which you compete and explain why your product may "reflect trends more efficiently."

18.   We refer to your discussion of the "Block Order Execution Rule." Please explain how this rule "prevents price slippage." It would appear that extremely large orders would still experience some price slippage in that the best bid and offer price for the entire order would likely be at a discount to market price. Please revise or advise.

Plan of Distribution

Initial Purchaser, page 90

19.   Please disclose that the Initial Purchaser will be deemed to be an underwriter. We note your statement that the Initial Purchaser will only be deemed to be an underwriter if it engages in the activities noted under the heading, "Likelihood of Becoming a Statutory Underwriter." Please revise to remove this qualification.

20.   Refer to the second column on page 91. Please explain to us your reference to "relief" available with respect to being statutory underwriters. Revise the disclosure as appropriate to clarify the reference.

Exhibits

21.   Please file your legal and tax opinions with the next amendment or provide draft opinions for us to review.

* * * *

As appropriate, please amend your registration statement in response to our comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Matthew Maulbeck at (202) 551-3466 or Josh Forgione, Assistant Chief Accountant, at (202) 551-3431 if you have questions regarding comments on the financial statements and related matters. Please contact Owen Pinkerton at (202) 551-3694 or me at (202) 551-3780 with any other questions.

Sincerely,

Karen J. Garnett
Assistant Director

cc: Michael J. Schmidtberger, Esq. *(via facsimile)*
       Sidley Austin LLP